SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 35564; File No. 812-15483

Ares Capital Corporation, et al.

May 1, 2025.

AGENCY:  Securities and Exchange Commission ("Commission" or "SEC").

ACTION:  Notice.

Notice of application for an order under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act to permit certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act.

Summary of Application:  Applicants request an order to permit certain business development companies ("BDCs") and closed-end management investment companies to co-invest in portfolio companies with each other and with certain affiliated investment entities.

Applicants: Ares Capital Corporation, Ares Strategic Income Fund, Ares Capital Management LLC, CION Ares Diversified Credit Fund, Ares Private Markets Fund, Ares Core Infrastructure Fund, Ares Dynamic Credit Allocation Fund, Inc., CION Ares Management LLC, Ares Capital Management II LLC, Ivy Hill Asset Management L.P., Senior Direct Lending Program, LLC, and certain of their affiliated entities as described in Appendix A to the application.

Filing Dates:  The application was filed on July 12, 2023, and amended on February 7, 2024, August 30, 2024, February 20, 2025, April 4, 2025, April 17, 2025 and April 30, 2025.

Hearing or Notification of Hearing:  An order granting the requested relief will be issued unless the Commission orders a hearing.  Interested persons may request a hearing on any application by e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the Applicants with a copy of the request by e-mail, if an e-mail address is listed for the relevant Applicant below, or personally or by mail, if a physical address is listed for the relevant Applicant below.  Hearing requests should be received by the Commission by 5:30 p.m. on May 27, 2025, and should be accompanied by proof of service on the Applicants, in the form of an affidavit or, for lawyers, a certificate of service.  Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested.  Persons who wish to be notified of a hearing may request notification by e-mailing the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESSES:  The Commission:  Secretarys-Office@sec.gov.  Applicants: Michael J Arougheti and Naseem Sagati Aghili, Ares Management Corporation, 1800 Avenue of the Stars, Suite 1400, Los Angeles, CA 90067; Nicole M. Runyan, nicole.runyan@kirkland.com.

FOR FURTHER INFORMATION CONTACT:  Adam Large, Senior Special Counsel, Deepak T. Pai, Senior Counsel, or Daniele Marchesani, Assistant Chief Counsel, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION:  For Applicants' representations, legal analysis, and conditions, please refer to Applicants' sixth amended application, filed April 30, 2025, which may be obtained via the Commission's website by searching for the file number at the top of this document, or for an Applicant using the Company name search field, on the SEC's EDGAR system.

The SEC's EDGAR system may be searched at

https://www.sec.gov/edgar/searchedgar/companysearch.html. You may also call the SEC's Office

of Investor Education and Advocacy at (202) 551– 8090.

For the Commission, by the Division of Investment Management, under delegated authority.

**Sherry R. Haywood,**

*Assistant Secretary.*